UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10086

Vodafone Group Public Limited Company
New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Vodafone House, the Connection, Newbury, Berkshire RG14 2FN, England +44(0)1635 33251

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

2.500% Notes due September 2022

2.950% Notes due February 2023

3.750% Notes due 16 January 2024

US$1,000,000,000 Floating Rate Notes due 16 January 2024

4.125% Notes due 30 May 2025

4.375% Notes due 30 May 2028

6.250% Notes due November 2032

6.150% Notes due February 2037

5.000% Notes due 30 May 2038

4.375% Notes due February 2043

5.250% Notes due 30 May 2048

4.875% Notes due 19 June 2049

5.125% Notes due 19 June 2059

Fixed to Float 7.00% Notes due April 2079

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vodafone Group Plc (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 23, 2019	By	/s/ Rosemary Martin	Group General Counsel and Company Secretary
Date		Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.